SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

NOTICE TO SHAREHOLDERS

BRASKEM S.A. (“Braskem” or the “Company”) hereby informs its shareholders and the market in general of the following regarding the Extraordinary Shareholders’ Meeting of the Company convened for this date at 3:00 p.m. (the “EGM”).

The Company was recently informed by its shareholder Shine I Multistrategy Private Equity Investment Fund – Limited Liability (“FIP”) that, in the context of the execution of the First Amendment to the Shareholders’ Agreement, related to the Material Fact disclosed on June 5, 2026 (the “First Amendment to the Shareholders’ Agreement”), Petrobras and FIP have proposed certain adjustments to the proposed amendments to the Bylaws, which will be subject to deliberation at the EGM, mainly to reflect in the Bylaws the provisions of the First Amendment to the Shareholders’ Agreement. For greater clarity regarding the proposed changes, Annex I to this Notice to Shareholders contains a comparative table showing the wording included in the Management Proposal for the EGM and the new proposed wording for the provisions of the Bylaws to be amended, along with the respective justifications for the changes.

The Company further informs that it has been notified of certain changes in the candidates nominated by Petrobras and/or FIP, as applicable, for the election of new members of the Board of Directors and for the replacement of members of the Fiscal Council, to be resolved at the EGM, as follows:

(i)	replacement of Mr. OLAVO BENTES DAVID by Mr. MARCELO WEICK POGLIESE as member of the Board of Directors, in the slate nominated by shareholders Petrobras and FIP Shine, with the other nominations of members and alternate members remaining unchanged; and

(ii)	replacement of Mr. IVAN APSAN FREDIANI by Mr. FELIPE RATH FINGERL as a member of the Fiscal Council, as well as the nomination of Ms. AUDREY CRUZ E SILVA SAAD in place of Mr. FELIPE RATH FINGERL as an alternate member of the Fiscal Council.

The résumés and other information regarding the new candidates nominated for the Board of Directors and the Fiscal Council, in accordance with CVM Resolution No. 81, are included in this Notice to Shareholders as Annex II.

The Company’s Investor Relations Department remains available to provide any further clarifications as may be necessary regarding this matter.

Annex I

From/To of the Bylaws

Wording Pursuant to the Management’s Proposal for the General Meeting	Amendment Proposal	Justification and Analysis of Legal and Economic Effects

Article 18. The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(…)

h) bankruptcy filing, judicial and/or extrajudicial reorganization of Braskem, or the winding-up, liquidation or lifting of the liquidation of Braskem, or the adoption of any preliminary injunction measures regarding the proceedings indicated above, in Brazil or abroad, including the election and removal of the liquidator and the appointment of the Fiscal Board that will operate during the liquidation period and shall examine its accounts;

(…)

Article 18. The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(…)

h) bankruptcy filing and/or judicial ~~and/or extrajudicial~~ reorganization of Braskem, or the winding-up, liquidation or lifting of the liquidation of Braskem, ~~or the adoption of any preliminary injunction measures regarding the proceedings indicated above, in Brazil or abroad,~~ including the election and removal of the liquidator and the appointment of the Fiscal Board that will operate during the liquidation period and shall examine its accounts;

(…)

Proposed amendment to reflect consistency with the provisions of the First Amendment to the New Shareholders’ Agreement. The matters excluded from the authority of the General Shareholders’ Meeting became subject to the authority of the Company’s Board of Directors, given their materiality and nature, and considering the importance of enabling them to be resolved with urgency and expediency.

Wording Pursuant to the Management’s Proposal for the General Meeting	Amendment Proposal	Justification and Analysis of Legal and Economic Effects
Article 22. The Chairman and Vice-Chairman of the Board of Directors shall be elected from among the members of said Board, by majority vote of those present at the first meeting of the Board of Directors held immediately after the investiture of such members, or whenever resignation or vacancy occurs in such position(s), and may be replaced at any time, observing the provisions of the Shareholders’ Agreements filed at the Company’s headquarters.	N/A	N/A
Paragraph 2 – The Board of Directors of the Company shall be responsible for the appraisal of the appointment of statutory members in the Controlled and Affiliated companies of the Company, in compliance with the policies approved within the Board of Directors of the Company. For the purposes of these bylaws, the terms (i) “Controlled” means any Person of which the Person in question holds, directly or indirectly, Control; (ii) “Control” means, pursuant to Article 116 of the Brazilian Corporation Law, cumulatively, (a) the ownership, direct or indirect, of partnership rights that ensure, in a permanent manner, the majority of votes in the resolutions of the General Meetings (or equivalent body) of the Person in question and the power to elect the majority of its administrators, and (b) the actual use of the power to direct the corporate activities and guide the operation of the Person in question; (iii) “Affiliate” means a Person in which the Company directly or indirectly holds an equity interest without exercising Control; and (iv) “Person” means any individual or legal entity, firm, partnership, investment fund, company, business trust, joint stock company, trust, consortium, joint venture, condominium, universality of rights or entity without legal personality, joint endeavor or other person, of whatever nature.	Paragraph 2 – The Board of Directors of the Company shall be responsible for the appraisal of the appointment of statutory members (including members from the Fiscal Board) that the Company is entitled to appoint in ~~the~~ its Controlled and Affiliated companies ~~of the Company~~, in compliance with the policies approved within the Board of Directors of the Company. For the purposes of these bylaws, the terms (i) “Controlled” means any Person of which the Person in question holds, directly or indirectly, Control; (ii) “Control” means, pursuant to Article 116 of the Brazilian Corporation Law, cumulatively, (a) the ownership, direct or indirect, of partnership rights that ensure, in a permanent manner, the majority of votes in the resolutions of the General Meetings (or equivalent body) of the Person in question and the power to elect the majority of its administrators, and (b) the actual use of the power to direct the corporate activities and guide the operation of the Person in question; (iii) “Affiliate” means a Person in which the Company directly or indirectly holds an equity interest without exercising Control; ~~and~~ (iv) “Person” means any individual or legal entity, firm, partnership, investment fund, company, business trust, joint stock company, trust, consortium, joint venture, condominium, universality of rights or entity without legal personality, joint endeavor or other person, of whatever nature; and (v) “Related Parties” has he meaning ascribed to it in Technical Pronouncement CPC 05 (R1), issued by the Accounting Pronouncements Committee.	Proposed amendment for drafting improvement.

Wording Pursuant to the Management’s Proposal for the General Meeting	Amendment Proposal	Justification and Analysis of Legal and Economic Effects
Article 26. The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation. The compensation owed to the members of the Board of Directors for the exercise of their duties on said body and, as the case may be, on any of its Committees (or even on the Executive Board), shall not be cumulative. In the event of accumulation of positions, the member shall be entitled exclusively to the highest compensation among those attributed to the respective positions held.	Article 26. The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation. The compensation owed to the members of the Board of Directors for the exercise of their duties on said body and, as the case may be, on any of its Committees (or even on the Executive Board), shall ~~not~~ be cumulative. ~~In the event of accumulation of positions, the member shall be entitled exclusively to the highest compensation among those attributed to the respective positions held.~~	Proposed amendment to reflect consistency with the provisions of the First Amendment to the New Shareholders’ Agreement, with content aligned with applicable rules and market practices and aimed at attracting qualified professionals.

Wording Pursuant to the Management’s Proposal for the General Meeting	Amendment Proposal	Justification and Analysis of Legal and Economic Effects

Article 27. The Board of Directors shall be responsible for deliberating on:

(…)

b) the creation or granting of options to buy or sell shares by the Controlled or Affiliated companies. For the sake of clarity, this matter shall only be subject to deliberation in the scope of Affiliated companies provided that such creation or granting results in the admission of a new shareholder (other than another Controlled or Affiliated company of Braskem) in such Controlled or Affiliated company of Braskem;

(…)

e) the free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed;

f) the acquisition of assets to be included in the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem or the respective controlled company, pursuant to the latest annual balance sheet disclosed;

(…)

h) the acquisition of assets (excluding those that fall under item “f” above) and the contracting of services of any nature by Braskem and Controlled or Affiliated companies in annual amounts exceeding R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same operation;

i) the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its Controller(s), any administrator of Braskem or its respective Controlled, Affiliated or Related Parties, in amounts exceeding R$ 30,000,000.00 (thirty million reais) per operation, or jointly exceeding R$ 90,000,000.00 (ninety million reais) per fiscal year, provided that such resolution shall be preceded by the analysis and non-binding recommendation of the Finance and Investment Committee;

(…)

k) the granting of guarantees by Braskem or its Controlled or Affiliated companies, of any value, in relation to obligations assumed by a Person that is not a Controlled or Affiliated company of Braskem, and the granting of guarantees by Braskem or Controlled or Affiliated companies in proportion exceeding the (direct or indirect) participation of Braskem in such Controlled or Affiliated companies of Braskem;

(…)

o) the terms and conditions and any amendments to the internal regulations of the Board of Directors and the Committees of the Company, as well as to the internal regulations of the Executive Board of the Company, which shall provide for the specific authority limits and attributions of the Officers;

p) annual fixing of the global annual limit for fundraising by the Company and its Controlled and Affiliated companies, as well as the fixing of the limits, per operation, within which the Officers may contract loans or financing in the country or abroad;

(…)

s) the election and removal of the members of the Executive Board of Braskem, as well as the administrators (and other statutory members) of the Controlled and Affiliated companies;

(…)

y) the terms and conditions for conducting any public or private offering of securities issued by Braskem for subsequent ratification by Braskem's General Meeting; and

z) the approval of the exercise and orientation of the vote to be cast by Braskem in the General Meeting (or equivalent body) of its Controlled or Affiliated companies, regarding the matters listed above, except for operations, transactions and businesses that have already been approved by the Board of Directors of Braskem.

Article 27. The Board of Directors shall be responsible for deliberating on:

(…)

b) the creation or granting of options to buy or sell shares by the Controlled or Affiliated companies. For the sake of clarity, this matter shall only be subject to deliberation in the scope of Controlled and Affiliated companies provided that such creation or granting results in the admission of a new shareholder (other than another Controlled or Affiliated company of Braskem) in such Controlled or Affiliated company of Braskem;

(…)

e) the free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem, or the applicable Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed;

f) the acquisition of assets to be included in the non-current assets of Braskem or any Controlled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) exceeding 1% (one percent) of the non-current assets of Braskem or the respective C~~c~~ontrolled or Affiliated company, pursuant to the latest annual balance sheet disclosed;

(…)

h) the acquisition of assets (excluding those that fall under item “f” above) and the contracting of services of any nature by Braskem ~~and~~or any Controlled or Affiliated companies in annual amounts exceeding R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same operation;

i) the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of ~~its~~the Controller(s), ~~any administrator of~~ Braskem ~~or its respective Controlled, Affiliated or~~ and other Related Parties of the Company (except for companies Controlled by Braskem), pursuant to the Policy in effect governing this matter, in amounts exceeding R$ 30,000,000.00 (thirty million reais) per operation, or jointly exceeding R$ 90,000,000.00 (ninety million reais) per fiscal year, provided that such resolution shall be preceded by the analysis and non-binding recommendation of the Finance and Investment Committee;

(…)

k) the granting of guarantees by Braskem or its Controlled or Affiliated companies, of any value, in relation to obligations assumed by a Person that is not a Controlled or Affiliated company of Braskem, and the granting of guarantees by Braskem or Controlled or Affiliated companies in proportion exceeding the (direct or indirect) participation, respectively, of Braskem in ~~such~~its Controlled or Affiliated companies or of ~~Braskem~~the Controlled or Affiliated companies in other companies;

(…)

o) the terms and conditions and any amendments to the internal regulations of the Board of Directors and the Committees of the Company, as well as to the internal regulations of the Executive Board of the Company, which shall provide for the specific authority limits and attributions of the Officers, with the possibility of delegation;

p) annual fixing of the global annual limit for fundraising by the Company and its Controlled and Affiliated companies, as well as the fixing of the limits, per operation, within which the Officers may contract loans or financing in the country or abroad, including in the form of issuance of securities, including through public offerings;

(…)

s) the election and removal of the members of the Executive Board of Braskem, as well as the administrators (and other statutory members) ~~of~~ to be appointed by the Company in the Controlled and Affiliated companies, pursuant to Article 22, §2º above;

(…)

y) the terms and conditions for conducting any public or private offering of shares or securities convertible into shares issued by Braskem and, unless carried out within the limit of the Authorized Capital, for subsequent ratification by Braskem's General Meeting; ~~and~~

z) the approval of the exercise and orientation of the vote to be cast by Braskem in the General Meeting (or equivalent body) of its Controlled or Affiliated companies, regarding the matters listed above, except for operations, transactions and businesses that have already been approved by the Board of Directors of Braskem; and

aa) filing for the Company’s extrajudicial recovery, as well as, in case of urgency, admission of bankruptcy or filing for judicial reorganization, pursuant to Article 122, sole paragraph, of the Brazilian Corporation Law.

Proposed amendment to reflect consistency with the provisions of the First Amendment to the New Shareholders’ Agreement, with content aligned with applicable rules and market practices.

Wording Pursuant to the Management’s Proposal for the General Meeting	Amendment Proposal	Justification and Analysis of Legal and Economic Effects
Article 30. The Company shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their function, in accordance with the requirements set forth and detailed in the internal regulations of the People and Organization Committee, composed of 8 (eight) statutory officers, namely (i) one Chief Executive Officer – CEO, (ii) one Chief Financial and Investor Relations Officer, (iii) one Chief Corporate Affairs Officer, (iv) one Chief Engineering, Technology and Innovation Officer, (v) one Chief Governance and Compliance Officer, (vi) one Chief Consumer Market and Logistics Officer, (vii) one Chief Operations Officer; and (viii) one Chief Legal Officer.	Article 30. The Company shall have an Executive Board composed of professionals with recognized competence and experience for the exercise of their function, in accordance with the requirements set forth and detailed in the internal regulations of the People and Organization Committee, composed of 8 (eight) statutory officers, namely (i) one Chief Executive Officer – CEO, (ii) one Chief Financial and Investor Relations Officer, (iii) one Chief Corporate Affairs Officer, (iv) one Chief Engineering, Technology and Innovation Officer, (v) one Chief ~~Governance and Compliance~~ Transformation Officer, (vi) one Chief Consumer Market and Logistics Officer, (vii) one Chief Operations Officer; and (viii) one Chief Legal Officer.	Proposed amendment to reflect the new composition of the Board of Executive Officers and governance, as provided in the First Amendment to the New Shareholders' Agreement.
Paragraph 1 – The deliberations of the Executive Board shall be taken by the vote of the majority of those present, which shall include the vote of at least one Operational Officer (as defined below) and one Institutional Officer (as defined below), and shall be duly recorded.	Paragraph 1 – The deliberations of the Executive Board shall be taken by the vote of the majority of those present, which shall include the vote of at least one Operational Officer (as defined in Article 38 below) and one Institutional Officer (as defined in Article 38 below), and shall be duly recorded.	Proposed amendment for drafting improvement.

Article 34. The Executive Board shall be responsible for carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies, as well as:

(…)

o) deliberating on trademarks and patents, names and insignias;

(…)

r) approving free-lease, disposal, assignment or transfer of assets of the non-current assets of Braskem or its controlled companies that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) of up to 1% (one percent) of the non-current assets of Braskem, pursuant to the latest annual balance sheet disclosed;

s) approving the acquisition of assets to be included in the non-current assets of Braskem or any controlled company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) up to 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed;

t) approving the encumbrance, disposal or fiduciary assignment of non-current assets of Braskem or its controlled companies that represent, per transaction (individually considered) or jointly in a set of transactions, in a given fiscal year, amount(s) up to (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliate, pursuant to the last annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), whichever is lower between "A" and "B", provided, however, that these limits do not apply to the encumbrance, assignment or fiduciary disposal by Braskem (or by its Controlled or Affiliated companies) of any non-current asset made to secure (X) the financing of the acquisition of such asset and (Y) legal proceedings filed by or against Braskem or its Controlled or Affiliated companies;

u) approving the acquisition of assets (excluding those covered under item "s" above) and the contracting of services of any nature by Braskem and its controlled companies in annual amounts of up to R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same transaction;

v) approving the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its Controller(s), any administrator of Braskem or its respective Controlled, Affiliated or Related Parties, in amounts of up to R$ 30,000,000.00 (thirty million reais) per operation or up to, jointly, R$ 90,000,000.00 (ninety million reais) per fiscal year;

(…)

x) approving the realization of operational or expansion investments by Braskem and its Controlled companies of up to R$ 240,000,000.00 (two hundred and forty million reais); and

y) exercising the competencies set forth in items (g), (h), (i), (j) and (l) of Article 27 of these Bylaws, below the authority limits that establish the competencies of the Board of Directors for the same matters, observing the internal distribution of authority limits to be approved by the Board of Directors.

Article 34. The Executive Board shall be responsible for carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies, as well as:

(…)

o) deliberating on trademarks and patents, names and insignias, establishing delegation thresholds;

(…)

r) approving free-lease, disposal, assignment or transfer of assets of the non-current assets of Braskem or its C~~c~~ontrolled or Affiliated companies that represent, per transaction or jointly in a set of transactions in a given fiscal year, amount(s) of up to 1% (one percent) of the non-current assets of Braskem, or the applicable Controlled or Affiliated company pursuant to the latest annual balance sheet disclosed;

s) approving the acquisition of assets to be included in the non-current assets of Braskem or any C~~c~~ontrolled or Affiliated company that represent, per transaction (individually considered) or jointly in a set of transactions in a given fiscal year, amount(s) up to 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliated company, pursuant to the latest annual balance sheet disclosed;

t) approving the encumbrance, disposal or fiduciary assignment of non-current assets of Braskem or its C~~c~~ontrolled or Affiliated companies that represent, per transaction (individually considered) or jointly in a set of transactions, in a given fiscal year, amount(s) up to (A) 1% (one percent) of the non-current assets of Braskem or the respective Controlled or Affiliate, pursuant to the last annual balance sheet disclosed, or (B) R$ 350,000,000.00 (three hundred and fifty million reais), whichever is lower between "A" and "B", provided, however, that these limits do not apply to the encumbrance, assignment or fiduciary disposal by Braskem (or by its Controlled or Affiliated companies) of any non-current asset made to secure (X) the financing of the acquisition of such asset and (Y) legal proceedings filed by or against Braskem or its Controlled or Affiliated companies;

u) approving the acquisition of assets (excluding those covered under item "s" above) and the contracting of services of any nature by Braskem ~~and~~or its C~~c~~ontrolled or Affiliated companies in annual amounts of up to R$ 480,000,000.00 (four hundred and eighty million reais), per contract or sequence of similar contracts, agreements or arrangements within the same transaction;

v) approving the execution of contracts, except for those for the supply of raw materials, between, on one side, Braskem and/or any of its Controlled or Affiliated companies, and, on the other side, any of its ~~it’s~~ the Controller(s)~~, any administrator~~ of Braskem ~~or its respective Controlled, Affiliated or~~ and other Related Parties of the Company (except its Controllers) pursuant to the Policy in effect governing this matter, in amounts of up to R$ 30,000,000.00 (thirty million reais) per operation or up to, jointly, R$ 90,000,000.00 (ninety million reais) per fiscal year;

(…)

x) approving the realization of operational or expansion investments by Braskem ~~and~~ or its Controlled or Affiliated companies of up to R$ 240,000,000.00 (two hundred and forty million reais); and

y) exercising the competencies set forth in items (e), (f), (g), (h), (i), (j), (l), (v) and (~~l~~w) of Article 27 of these Bylaws, below the authority limits that establish the competencies of the Board of Directors for the same matters, observing the internal distribution of authority limits to be approved by the Board of Directors.

Proposed amendment for drafting improvement and to reflect consistency with the provisions of the First Amendment to the New Shareholders’ Agreement, with content aligned with applicable rules and market practices.

Wording Pursuant to the Management’s Proposal for the General Meeting	Amendment Proposal	Justification and Analysis of Legal and Economic Effects
Article 37. The Company may nominate attorneys-in-fact, and the relevant document must be signed by two members of the Executive Board, observing the composition set forth in items (b), (c) and (d) of Article 38 of these Bylaws.	Article 37. The Company may nominate attorneys-in-fact, and the relevant document must be signed by two members of the Executive Board, observing the ~~composition set forth in items (b), (c) and (d)~~ provisions of Article 38 ~~of these Bylaws~~ below.	Proposed amendment for drafting improvement.

Article 38. The Company will only be bound by documents signed jointly by:

a) 2 (two) Officers jointly, one of whom shall necessarily be (i) (i.a) the Chief Engineering, Technology and Innovation Officer; or (i.b) the Chief Consumer Market and Logistics Officer; or (i.c) the Chief Operations Officer (“Operational Officers”), and the other shall necessarily be (ii) (ii.a) the Chief Financial and Investor Relations Officer; or (ii.b) the Chief Governance and Compliance Officer; or (ii.c) the Chief Legal Officer (“Institutional Officers”); or

b) 1 (one) Operational Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by 1 (one) Institutional Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or

c) 1 (one) Institutional Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by 1 (one) Operational Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or

d) 2 (two) Attorneys-in-Fact, the respective instrument being signed by 2 (two) Officers jointly, mandatorily 1 (one) Operational Officer and 1 (one) Institutional Officer, with specific powers conferred in accordance with Article 37 of these Bylaws.

Article 38. The Company will only be bound by documents signed jointly by:

a) 2 (two) Officers jointly, one of whom shall necessarily be (i) (i.a) the Chief Engineering, Technology and Innovation Officer; or (i.b) the Chief Consumer Market and Logistics Officer; or (i.c) the Chief Operations Officer; or (i.d) the one between the Chief Executive Officer and the Chief Corporate Affairs Officer who has been appointed, pursuant to the shareholders’ agreement filed at the Company’s headquarters, by the same Shareholder that appointed the Officers referred to in items ‘(i.a)’ through ‘(i.c)’ (“Operational Officers”), and the other shall necessarily be (ii) (ii.a) the Chief Financial and Investor Relations Officer; or (ii.b) the Chief Governance and Compliance Officer; or (ii.c) the Chief Legal Officer; or (ii.d) the one between the Chief Executive Officer and the Chief Corporate Affairs Officer who has been appointed, pursuant to the shareholders’ agreement filed at the Company’s headquarters, by the same Shareholder that appointed the Officers referred to in items ‘(ii.a)’ through ‘(ii.c) (“Institutional Officers”); or

b) 1 (one) Operational Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by at least 1 (one) Institutional Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or

c) 1 (one) Institutional Officer and 1 (one) Attorney-in-Fact, provided that the respective power-of-attorney instrument has been granted by at least 1 (one) Operational Officer, with specific powers conferred in accordance with Article 37 of these Bylaws; or

d) 2 (two) Attorneys-in-Fact, ~~the~~ provided that each respective ~~instrument being~~ power of attorney has been granted pursuant to items b) and c), or, in the case of a joint power of attorney for the 2 (two) Attorneys-in-Fact, is signed by 2 (two) Officers jointly, mandatorily 1 (one) Operational Officer and 1 (one) Institutional Officer; and, in any case, with specific powers conferred in accordance with Article 37 of these Bylaws.

Proposed amendment for drafting improvement and to reflect consistency with the provisions of the First Amendment to the New Shareholders’ Agreement.

Annex II
Information on candidates for the Board of Directors and the Fiscal Council

7.3/7.4. Composition and professional experience of the candidates and members of the Board of Directors and the Fiscal Council

Name			Management Body		Effective Position Held		Election Date	Date of Investiture
Marcelo Weick Pogliese			Board of Directors		Member of the Board of Directors (Effective)		June 8, 2026	June 8, 2026
Nationality	CPF		Term of office		Start of 1st Term	Elected by the controller?	Passport number
Brazilian	007.531.214-09		2 years (until AGM 2028)		June 8, 2026	Yes	N/A
Date of birth	Profession	Are you part of the Committee?	Committee Name	Committee Position	Committee Election Date	Date of Investiture in the Committee	Term of the Committee's Term of Office	Sart Date 1st Term (Committee)
June 21, 1977	Lawyer	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Marcelo Weick Pogliese is a candidate for a effective member position on the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Marcelo Weick Pogliese has served as Special Secretary for Legal Affairs of the Presidency of the Republic since August 2025, in Brasília. Additionally, he has been a member of Petrobras’ Board of Directors since August 2025 and a partner at Marcelo Weick Advocacia e Consultoria Jurídica since July 2015.

Previously, he served as Special Advisor to the Presidency of Petrobras from August 2024 to August 2025, in Rio de Janeiro. Within the Presidency of the Republic, he also held relevant positions, including Deputy Secretary for Legislative Affairs at the Legal Affairs Secretariat of the Chief of Staff’s Office (Casa Civil) between September 2023 and July 2024, and acted as Acting Deputy Special Secretary between February and April 2024, as well as Advisor between February and September 2023. In the private sector, he served as Legal Advisory Manager at Unimed João Pessoa from April 2013 to May 2020. He also worked as a Legal Consultant at the law firm Crispim, Ribeiro & Cabral Advogados from January 2011 to December 2014, focusing on civil law practice.

In his career in state and municipal public administration, he held the position of Chief of Staff of the Civil Office of the Government of the State of Paraíba from June 2009 to June 2010. He also served as Acting State Attorney General in 2009 and as Municipal Attorney General of João Pessoa between January and February of the same year. In academia, he has been a professor at the Center for Legal Sciences of the Federal University of Paraíba since May 2008. He also taught in the Law program at the Centro Universitário de João Pessoa (UNIPÊ) between 2004 and 2018, where he additionally served as Senior Legal Advisor and Attorney from 2012 to 2018.

Regarding his academic background, he holds a Ph.D. in Law from the State University of Rio de Janeiro (UERJ), a Master’s degree in Law from the Federal University of Rio Grande do Norte (UFRN), and completed a postdoctoral fellowship in Public Law at the University of Santiago de Compostela, Spain. He obtained his Law degree from the Centro Universitário de João Pessoa.

Mr. Marcelo Weick Pogliese declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, of August 31, 2021, and that he does not hold any position in a third-sector organization.

Convictions:

The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

Name			Management Body		Effective Position Held		Election Date	Date of Investiture
Felipe Rath Fingerl			Fiscal Council		Member of the Fiscal Council (Effective)		June 8, 2026	June 8, 2026
Nationality	CPF		Term of office		Start of 1st Term	Elected by the controller?	Passport number
Brazilian	109.628.207-09		1 year (until AGM 2027)		June 8, 2026	Yes	N/A
Date of birth	Profession	Are you part of the Committee?	Committee Name	Committee Position	Committee Election Date	Date of Investiture in the Committee	Term of the Committee's Term of Office	Start Date 1st Term (Committee)
July 31, 1985	Economist	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Felipe Rath Fingerl is an alternate member of the Fiscal Council by appointment of Shine I Fundo de Investimento em Participações MultiEstratégia Responsabilidade Limitada.

Mr. Felipe Rath Fingerl holds a bachelor's degree in Economic Sciences from PUC-Rio. He has been a partner at IG4 Capital since 2016, having been for six years Chief Financial and R.I. Director of Iguá Saneamento, between 2018 and 2024. Prior to that, he worked at RK Partners in the investment team, GP Investimentos in the infrastructure area, JP Morgan in the ECM team and Banco Modal in the Investment Banking area. Mr. Felipe Rath Fingerl declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization.

Convictions:

The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

Name			Management Body		Effective Position Held		Election Date	Date of Investiture
Audrey Cruz e Silva Saad			Fiscal Council		Member of the Fiscal Council (Alternate)		June 8, 2026	June 8, 2026
Nationality	CPF		Term of office		Start of 1st Term	Elected by the controller?	Passport number
Brazilian	177.790.108-13		1 year (until AGM 2027)		June 8, 2026	Yes	N/A
Date of birth	Profession	Are you part of the Committee?	Committee Name	Committee Position	Committee Election Date	Date of Investiture in the Committee	Term of the Committee's Term of Office	Start Date 1st Term (Committee)
04/12/1973	Administrator	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Ms. Audrey Cruz e Silva Saad is a candidate for an alternate member position on the Fiscal Council, nominated by Shine I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada.

Ms. Audrey Cruz e Silva Saad holds a bachelor’s degree in Business Administration from Fundação Armando Alvares Penteado (FAAP), São Paulo. She has been a Financial Manager at IG4 Capital Investimentos Ltda. since April 6, 2026, having previously served as Chief Financial and Administrative Officer at Generalle Indústria e Comércio de Confecções Ltda. from April 2020 to March 2026. Prior to that, she worked at JP Morgan Bank from 1996 to 2008 and at Arthur Andersen from 1993 to 1996.

Ms. Audrey Cruz e Silva Saad declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, of August 31, 2021, and that she does not hold any position in a third-sector organization.

Convictions:

The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, whether in judicial or administrative proceedings, that has suspended or disqualified her from engaging in any professional or commercial activity.

7.5 - Existence of a Marital Relationship, Stable Union or Kinship up to the 2nd Degree related to Issuer's Managers, Subsidiaries and Controlling Shareholders

There are no family relationships to be disclosed.

7.6 - To inform about subordination, service provision or control relationships maintained, in the last 3 fiscal years, between the issuer's managers and: (a) a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, a stake equal to or greater than 99% (ninety-nine percent) of the capital stock; (b) direct or indirect controller of the issuer; and (c) if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons.

2025:

Administrator Name	Type of Person	Administrator's CPF	Nationality	Passport No.
Marcelo Weick Pogliese	Brazilian	007.531.214-09	Brazil	N/A

Position/Function in the Company
Member of the Board of Directors

Related Person	Person's Type	CPF/CNPJ of the Related Person	Nationality	Passport No.
Petróleo Brasileiro S.A. - Petrobras	Legal	33.000.167/0001-01	Brazil	N/A

Position/Function in the Related Person	Type of Relationship with the Person	Related Person Type
Member of the Board of Directors	Provision of Services	Controller / Supplier

Administrator Name	Type of Person	Administrator's CPF	Nationality	Passport No.
Felipe Rath Fingerl	Brazilian	109.628.207-09	Brazil	N/A

Position/Function in the Company
Effective Member of the Fiscal Council

Related Person	Person's Type	CPF/CNPJ of the Related Person	Nationality	Passport No.
IG4 Capital Investimentos Ltda.	Legal	26.264.881/0001-41	Brazil	N/A

Position/Function in the Related Person	Type of Relationship with the Person	Related Person Type
Indirect Partner	Partner	Controller’s Supplier

2024:

Administrator Name	Type of Person	Administrator's CPF	Nationality	Passport No.
Marcelo Weick Pogliese	Brazilian	007.531.214-09	Brazil	N/A

Position/Function in the Company
Member of the Board of Directors

Related Person	Person's Type	CPF/CNPJ of the Related Person	Nationality	Passport No.
Petróleo Brasileiro S.A. - Petrobras	Legal	33.000.167/0001-01	Brazil	N/A

Position/Function in the Related Person	Type of Relationship with the Person	Related Person Type
Special Advisor to the Presidency	Subordination	Controller / Supplier

Administrator Name	Type of Person	Administrator's CPF	Nationality	Passport No.
Felipe Rath Fingerl	Brazilian	109.628.207-09	Brazil	N/A

Position/Function in the Company
Effective Member of the Fiscal Council

Related Person	Person's Type	CPF/CNPJ of the Related Person	Nationality	Passport No.
IG4 Capital Investimentos Ltda.	Legal	26.264.881/0001-41	Brazil	N/A

Position/Function in the Related Person	Type of Relationship with the Person	Related Person Type
Partner and Director	Subordination	Affiliate of the Controlling Shareholder’s Supplier

2023:

Administrator Name	Type of Person	Administrator's CPF	Nationality	Passport No.
Felipe Rath Fingerl	Brazilian	109.628.207-09	Brazil	N/A

Position/Function in the Company
Alternate Member of the Fiscal Council

Related Person	Person's Type	CPF/CNPJ of the Related Person	Nationality	Passport No.
IG4 Capital Investimentos Ltda.	Legal	26.264.881/0001-41	Brazil	N/A

Position/Function in the Related Person	Type of Relationship with the Person	Related Person Type
Partner and Director	Subordination	Affiliate of the Controlling Shareholder’s Supplier

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.